UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                                 No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                                 No         X

São Paulo, Brazil – February 26, 2018. Following principles of transparency and best practices, we would like to inform the market that as a result of a recent cybersecurity incident in our operations in Brazil, specified non-banking personal data from certain of our customers has been disclosed to unauthorized third-parties (hackers). In this context, our Brazilian subsidiary (NS2.Com Internet S.A.) has agreed with the Brazilian Federal District’s Attorney Office (Ministério Público do Distrito Federal e Territórios) to contact the affected customers and report such occurrence. We expect to have this process concluded by April 2018.

Hackers attempted to extort Netshoes in the context of this cybersecurity incident, and we have voluntarily communicated this fact to law-enforcement authorities in Brazil. The Brazilian police is currently investigating the incident while we continue to cooperate with the local authorities. We confirm to all of our customers and stakeholders that (i) no banking data (including passwords and credit card data) from our customers has been compromised in this incident and (ii) after the conclusion of an internal investigation carried out by an independent specialized cyber-security company, there is no indication that our IT infrastructure has been compromised.

All necessary cybersecurity measures have been taken and will continue to be taken to reasonably protect data from our customers from unauthorized access and/or disclosure. The safety and reliability of our IT infrastructure remains core to our business operations, and we would like to reassure our stakeholders that we adopt best practices and procedures to ensure the safety and reliability of our IT security systems.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited
By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: February 26, 2018